

Mail Stop 3561

November 15, 2016

Adam Altahawi
Chief Executive Officer
TAHAWI Aerospace Corp.
205 D Chubb Avenue
Suite 240
Lyndhurst, NJ 07071

Re: TAHAWI Aerospace Corp.
Amendment No. 2 to the Offering Statement on Form 1-A
Filed November 1, 2016
File No. 024-10617

Dear Mr. Altahawi:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2016 letter.

General

1. We note your response to our prior comment 1 and reissue. Because the cash payment for the assets has not yet been paid, it appears that you have not yet acquired the assets from Mael Aircraft. Please revise your financial statements and disclosure throughout to clarify that you have not yet acquired the assets from Mael Aircraft as you have not yet made the cash payment for the assets. In addition, please clarify what you mean in your response that you have "paid Mael shareholders in lieu of shares in TAHAWI aerospace" as you indicate on page 32 that you have paid 2,750,000 shares to Mael shareholders. Finally, if you issued 2,750,000 common shares to Mael shareholders before September 30, 2016, the fair value of these shares should be reflected as a deposit in the balance sheet.

Cover Page

2. We note your response to our prior comment 2 and reissue in part. Please revise your cover page to disclose the termination date of the offering and the arrangements you have made to place the funds received in an escrow account.

Achievable market share and financial projection, page 21

3. We note your response to our prior comment 4 and reissue. Please tell us why you believe that you have a reasonable basis for the projections given that the company is in the development stage, has not begun production and has no revenues. Refer to paragraph (b) of Part II of Form 1-A.

    Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure